Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Vontier Corporation for the registration of common stock, preferred stock, depositary shares representing preferred stock, debt securities, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 15, 2024, with respect to the consolidated financial statements of Vontier Corporation, and the effectiveness of internal control over financial reporting of Vontier Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina February 16, 2024